February 23, 2023

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Infobird Co., Ltd
CIK: 0001815566

Dear Commissioners:

We have read Form 6-K/A dated February 23, 2023 of Infobird Co., Ltd (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm. We are not in a position to agree or disagree with other statements of Registrant contained therein.

Very truly yours,

/s/ Marcum Asia CPAs LLP

New York, New York

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com